UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.	Hillary B. Smith, Esq.
Jeffrey R. Vetter, Esq.	Vice President, General Counsel and Secretary
Fenwick & West LLP	SuccessFactors, Inc.
801 California Street	1500 Fashion Island Blvd., Suite 300
Mountain View, California 94041	San Mateo, CA 94404
(650) 988-8500	(650) 645-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 (as previously filed with the SEC, the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware Corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph under the caption entitled “Litigation.”

On December 14, 2011, the Company, the members of its Board, SAP AG, Parent and Purchaser were named as defendants in a purported stockholder class action suit in the Superior Court of the State of California, County of San Mateo, captioned Steamfitters Local 449 Pension Plan v. Burgum et al., Case No. CIV510436. The complaint seeks certification of a class of the Company’s stockholders and generally alleges, among other things, that (i) the members of the Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to preclusive deal protection provisions, and failing to protect against conflicts of interest; and (ii) SAP AG, Parent and Purchaser aided and abetted the Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. The Company has not yet responded to the complaint. The Company believes the plaintiff’s allegations are without merit and intends to contest them vigorously.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit.

Exhibit No.	Document

(a)(5)(E)	Complaint captioned Steamfitters Local 449 Pension Plan v. Douglas J. Burgum et al., Case No. CIV510436 filed on December 14, 2011 in the Superior Court of the State of California – County of San Mateo.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.
Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer
Date:	December 21, 2011

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(E)	Complaint captioned Steamfitters Local 449 Pension Plan v. Douglas J. Burgum et al., Case No. CIV510436 filed on December 14, 2011 in the Superior Court of the State of California – County of San Mateo.